November 24, 2009

Via EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Vincent DiStefano
Re:	Burnham Investors Trust (the “Trust”) (SEC File Nos. 811-00994 and 002-17226)

Dear Mr. DiStephano:

Set forth below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided orally on November 21, 2009 on post-effective amendment No. 83 (amendment No. 45 under the Investment Company Act of 1940) to the Trust’s registration statement on Form N-1A (the “Class I Amendment”) that was filed with the Commission on behalf of the Trust on October 19, 2009, and the Trust’s responses thereto.  For your convenience, we are attaching as Annex A a copy of the Class I Amendment prospectus marked to show the revisions to be made in response to the Staff’s comments.  Changes to the Class I Amendment will be reflected in a filing made pursuant to Rule 497 under the Securities Act of 1933.  The Trust appreciates the Staff’s willingness to accommodate the Trust’s request to accelerate the effective date of the Class I Amendment to December 1, 2009.

Capitalized terms used in this letter without definition have the respective meanings assigned to them in the Class I Amendment.

Burnham Fund, Burnham Financial Services Fund, Burnham Industries Fund (collectively, the “Funds”)

1. Comment: Please include disclosure indicating whether the Burnham Fund’s investment objective is a fundamental or non-fundamental investment policy.

Response:  Accepted.  The Trust will add the following disclosure to the section entitled “Is this Fund for You?” with respect to the Burnham Fund:  “The fund’s goal is fundamental and may not be changed without shareholder approval.

2. Comment:  Please consider whether the Burnham Fund is subject to increased risks associated with investments in debt securities of longer maturity and, if it is, modify the fund’s risk disclosure accordingly.

Response: The Trust has reviewed the Burnham Fund’s risk disclosure in light of its investment policies and strategies and does not believe that, given the current economic environment and the fund’s investment history and current and anticipated investment practices, that the fund’s main risks include those associated with investing in debt securities of longer maturity.  As disclosed in the section captioned “Other Investments,” “The [Burnham] fund’s investments in corporate bonds will generally be of short to medium-term maturities ….” [emphasis added]

3. Comment:  Please modify the following sentence in the section entitled “Main Risks” by including the phrase “or unsuccessful” for each of the Funds:  “The fund’s management strategy or securities selection methods could prove less successful than anticipated.”

Response:  Accepted.  The referenced sentence with respect to each fund will be modified as follows:  “The fund’s management strategy or securities selection methods could prove less successful than anticipated, or unsuccessful.”  [new text underlined]

       4. Comment:  Please modify the following sentence under the section entitled “Main Risks” by removing the reference to gains for each of the Funds:  “Investments in derivatives could magnify any of the fund’s gains or losses.”

Response:  The Trust has reviewed the disclosure in this section and, as the referenced disclosure relates specifically to leverage risk associated with certain derivative investments, the Trust believes that the risk disclosure is accurate and appropriate -- leverage within derivatives has the potential effect of magnifying both gains and losses.  The Trust believes that bifurcating the disclosure to state in one section of the prospectus that leverage risk magnifies gains whiles stating in another section of the prospectus that leverage risk magnifies losses would be inappropriate because it could potentially mislead investors.  Accordingly, the Trust respectfully has not made any change in response to the Staff’s comment.

5. Comment:  Please consider whether a principal risk of investing in the Burnham Fund is exposure to the risks associated with investing in small capitalization companies and mid capitalization companies and, if it is, modify the fund’s risk disclosure accordingly.

Response:  Accepted.  The Trust has reviewed the Burnham Fund’s risk disclosure in light of its investment policies and strategies and will add the following disclosure to the section entitled “Main Risks” with respect to the Burnham Fund: “Small and Mid-Capitalization Companies.  The fund may invest in the securities of companies with small and mid-capitalizations, which can involve greater risk and the possibility of greater portfolio volatility than investments in securities of large capitalization companies.  Historically, stocks of small and mid-capitalization companies and recently organized companies have been more volatile in price than those of the larger market capitalization companies.  Among the reasons for the greater price volatility is the lower degree of liquidity in the markets for such stocks.  Small and mid-capitalization companies may have limited product lines and financial resources and may depend upon a limited or less experienced management group.  The securities of small capitalization companies trade in the over-the-counter markets or on regional exchanges and may not be traded daily or in the volume typical of trading on a national securities exchange, which may make these securities more difficult to value and to sell.”

6. Comment:  Please provide example expense information for the 5 and 10 year periods in addition to the 1 and 3 year periods currently disclosed in the Fee Table Example for each of the Funds.

Response:  Accepted.  Each Fund’s expense example will be revised to include information for the 5 and 10 year periods.

7. Comment:  Please revise the Fee Table for the Burnham Financial Services Fund to reflect the Fund’s maximum short term redemption fee for Class I.

Response:  Accepted. The Fee Table for the Burnham Financial Services Fund will be revised to include the Fund’s maximum short term redemption fee of 2.00%.

8. Comment:  Please change the telephone number of the Commission’s Public Reference Room from 1-202-942-8090 to 1-202-551-8090 on the back cover of the Class I Amendment.

Response:  Accepted.  The requested change will be made.

* * * * *

The Trust acknowledges that:  (a) the Trust is responsible for the adequacy and accuracy of the disclosure in the Class I Amendment; (b) Staff comments or changes to disclosure in response to Staff comments in the Class I Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Class I Amendment; and (c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the Class I Amendment, please do not hesitate to contact Leonard A. Pierce, Esq. of Wilmer, Cutler, Pickering, Hale and Dorr LLP, Trust counsel, at 617 526-6440.

Kind regards,

Burnham Investors Trust
By:	/s/ Michael E. Barna
Michael E. Barna,
Executive Vice President and
Chief Financial Officer

cc:           Leonard A. Pierce, Esq.

Subject to Completion: Dated October 19, 2009

[           ], 2009

PROSPECTUS

Burnham Fund

Burnham Financial Services Fund

Burnham Financial Industries Fund

Class I

THE BURNHAM FAMILY OF FUNDS

As with all mutual funds, the Securities and Exchange Commission does not approve or disapprove these shares or say whether the information in this prospectus is truthful or complete. It is a criminal offense for anyone to inform you otherwise.

[BURNHAM INVESTORS TRUST LOGO]

[LOGO]

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SECURITIES DESCRIBED HEREIN MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

TABLE OF CONTENTS

                     THE FUNDS

Profiles of the principal strategies and risks of each fund
Burnham Fund	………………………………………………	2
Burnham Financial Services Fund	………………………………………………	8
Burnham Financial Industries Fund	………………………………………………	16
THE INVESTMENT ADVISER	………………………………………………	25
YOUR ACCOUNT Instructions and information on investing in the funds
How To Buy Shares	………………………………………………	28
How To Exchange And Redeem Shares	………………………………………………	29
Transaction Policies	………………………………………………	31
Tax Considerations And Distributions	………………………………………………	33
FINANCIAL HIGHLIGHTS Fund Performance Data
Burnham Fund	………………………………………………	36
Burnham Financial Services Fund	………………………………………………	36
Burnham Financial Industries Fund	………………………………………………	36
WHERE TO GET MORE INFORMATION	………………………………………………	BACK COVER

Each of the Burnham funds has its
own risk profile, so be sure to read
this prospectus carefully before
investing in any of the funds.

Mutual funds are not bank accounts
and are neither insured nor
guaranteed by the FDIC or any other
government agency. An investment in
any mutual fund entails the risk of
losing money.

THE BURNHAM FAMILY OF FUNDS

Burnham Asset Management Corporation (the “adviser”) and Burnham Securities Inc. (the “distributor”) were founded in 1989.

Burnham Investors Trust (the “Trust”) offers flexibility to investors. All the funds of the Trust share Burnham’s fundamental philosophy of prudent investment and risk management.

No dealer, sales representative, or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus and in the related statement of additional information (the “SAI”), in connection with the offer contained in this prospectus.  If given or made, such other information or representations must not be relied upon as having been authorized by the funds or the distributor.  This prospectus and the related SAI do not constitute an offer by the funds or by the distributor to sell shares of the funds to or to buy shares of the funds from any person to whom it is unlawful to make such an offer.

BURNHAM FUND

TICKER SYMBOL                                           [           ] (Class I)

[GRAPHIC OMITTED]

PORTFOLIO MANAGER

Jon M. Burnham has had primary day-to-day responsibility for the fund’s portfolio since 1995. Mr. Burnham is President, Chief Executive Officer and Chair of the board of trustees of the Trust and the Chair and Chief Executive Officer of the adviser and distributor. The SAI provides additional information about the portfolio manager’s compensation, other accounts under management and ownership of securities in the fund.

IS THIS FUND FOR YOU?

Burnham Fund is best suited for investors who:

- Want the relative stability of investments in large-capitalization companies with some of the growth opportunities of smaller companies

- Seek capital growth with a focus on risk management

- Are investing for the long-term

The fund may not be appropriate for investors who:

- Are worried about the possibility of sharp price swings and market declines

- Are interested in earning current income

- Are not investing for the long-term

The fund’s goal is fundamental and may not be changed without shareholder approval.

THE FUND SEEKS CAPITAL APPRECIATION, MAINLY LONG-TERM. INCOME IS GENERALLY OF LESSER IMPORTANCE, MEANING THAT IT IS A SECONDARY GOAL.

MAIN STRATEGIES

The fund pursues its goals by investing in a diverse portfolio primarily consisting of common stocks. The fund will invest predominately in large-capitalization companies.

HOW THE FUND SELECTS SECURITIES

In managing the fund’s stock portfolio, the manager uses sector research, which focuses on selecting the industries the fund will invest in (e.g., top-down research). The fund seeks to reduce risk by diversifying across many different industries and economic sectors. In the past, the fund has tended to favor the following sectors:

- Consumer Discretionary

- Consumer Staples

- Energy

- Financial Services

- Industrials

- Information Technology

- Materials

The fund may emphasize different sectors in the future.

In selecting individual stocks, the manager looks for companies that appear to have the following characteristics:

- Potential for sustained operating and revenue growth

- Product leadership and strong management teams that focus on enhancing shareholder value

- Companies with histories of paying regular dividends

- Securities that appear undervalued by the market or that seem to be poised to benefit from restructuring or similar business changes

Although the fund typically favors large, “blue-chip” companies, it will consider opportunities in small and medium-capitalization companies that meet its selection criteria.

OTHER INVESTMENTS

The fund may invest in other funds, including exchange-traded funds.

The fund may also invest in debt securities of any maturity, duration or credit quality (including junk bonds) from any government or corporate issuer, U.S. or foreign. The fund’s investments in corporate bonds will generally be of short to medium-term maturities and, on average, will have a credit rating of A.

The fund may invest without limit in U.S. dollar-denominated securities of non-U.S. companies but may invest only up to 15% of its total assets in non-dollar-denominated securities of non-U.S. companies. The fund may use derivatives (a type of instrument whose value is determined by reference to the value or change in value of one or more securities, indices or other financial instruments) to hedge against market changes or as a substitute for securities transactions.  It may also use derivatives in attempts to profit from anticipated market and security movements.

Under normal conditions, the fund intends to remain fully invested with only minimal investments in cash or short-term debt investments. In extraordinary circumstances, the fund may invest extensively in cash or short-term investment grade debt securities. In such circumstances, the fund would be assuming a temporary defensive position and would not be pursuing its primary goal.

The fund may lend its portfolio securities to further enhance investment returns. These loans are secured by the delivery to the fund of cash collateral, which may be invested in short-term debt securities and money market funds.

MAIN RISKS

The main risk of the fund is a downturn in the stock market, and particularly in stocks of large-capitalization companies. The fund’s investments in debt securities will generally fall in value when interest rates rise.

Any of the following situations could cause the fund to lose money or underperform in comparison with its peer group:

- Any of the categories of securities that the fund emphasizes — large-capitalization stocks or particular sectors —
could fall out of favor with the market

- Companies in the fund’s portfolio could fail to achieve earnings estimates or other market expectations, causing their stock prices to drop

- The fund’s management strategy or securities selection methods could prove less successful than anticipated , or unsuccessful

- Investments in derivatives could magnify any of the fund’s gains or losses

- A bond issuer could be downgraded in credit rating or go into default. The risk of default and the price volatility associated with it are greater for junk bonds than for bonds of investment grade issuers

- If any of the fund’s bonds are redeemed substantially earlier or later than expected, the fund’s performance could suffer

- If the fund lends portfolio securities, there is a risk that the borrower may fail to return the securities. As a result, the fund may incur a loss or, in the event of a borrower’s bankruptcy, may be delayed in, or prevented from, liquidating the collateral

Securities of Non-U.S. Companies.  Investing in securities of non-U.S. companies, including depositary receipts of non-U.S. companies, typically involves more risks than investing in securities of U.S. companies.  Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.  These risks can increase the potential for losses in the fund and affect its share price.  These may include:

-	Unfavorable changes in currency exchange rates
-	Negative political and economic developments
-	Less regulated trading practices
-	Limited availability of information
-	Limited markets

These risks are magnified for foreign investments in less developed countries, sometimes referred to as emerging markets.  These countries are more likely to experience higher levels of inflation, deflation or currency devaluation than developed countries, which can harm their economies and securities markets and increase volatility.

Small and Mid-Capitalization Companies.  The fund may invest in the securities of companies with small and mid-capitalizations, which can involve greater risk and the possibility of greater portfolio volatility than investments in securities of large capitalization companies.  Historically, stocks of small and mid-capitalization companies and recently organized companies have been more volatile in price than those of the larger market capitalization companies.  Among the reasons for the greater price volatility is the lower degree of liquidity in the markets for such stocks.  Small and mid-capitalization companies may have limited product lines and financial resources and may depend upon a limited or less experienced management group.  The securities of small capitalization companies trade in the over-the-counter markets or on regional exchanges and may not be traded daily or in the volume typical of trading on a national securities exchange, which may make these securities more difficult to value and to sell.

Energy Sector Concentration Risk. The fund may hold a large concentration of investments within the energy sector.  Accordingly, the fund could be disproportionately affected by events affecting the energy sector.  Events affecting the energy sector may include the following:

-	Changes in national and international economic and political conditions
-	Companies in the energy sector may fall out of favor
-	Concentration of investments may increase the volatility of the value of the fund’s investments

DEFINITION OF LARGE-CAPITALIZATION STOCKS

Large-capitalization stocks (commonly known as “blue-chip”) are usually issued by well-established companies. These companies generally maintain a sound financial base and offer a variety of product lines and businesses. As compared with smaller-capitalization companies, securities of large-capitalization companies historically have involved less market risk and lower long-term market returns. Their stock prices tend to rise and fall less dramatically than those of smaller-capitalization companies.

The fund considers a stock to be a large-capitalization stock if its total market capitalization (i.e. ,the value of all of its outstanding shares) is $8.0 billion or more.

PAST PERFORMANCE

The chart and table below describe the fund’s performance history, as represented by the performance of Class A shares. Although Class A shares are not offered in this Prospectus, the returns for Class A shares are provided herein because the Class I shares offered in this Prospectus are expected to have substantially similar annual returns since the Class I shares participate in the fund’s portfolio.  Annual returns for the Class I shares would differ from annual returns for the Class A shares because the Class I shares have different expenses than the Class A shares.  All mutual funds present this information so that you can compare funds more readily. Bear in mind that past performance (before and after taxes) is not a guarantee of future performance.

The bar chart shows the annual total returns for the Class A shares of the fund for the last ten years. Returns for the single best and single worst quarters give some indication of how widely short-term performance has varied. The returns in the chart do not include the effect of Class A shares’ front-end sales charges. These figures would be lower if they reflected such sales charges. The Class I shares are not subject to any sales charges.

RETURNS FOR CLASS A SHARES

[PERFORMANCE GRAPH OMITTED]

1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
32.71%	2.07%	(14.26)%	(23.14)%	21.60%	7.01%	5.55%	8.11%	15.31%	(38.30)%

BEST QUARTER:  22.87% in 4th Quarter of 1999
WORST QUARTER:  (20.20)% in 4th Quarter of 2008

The returns shown above are for Class A shares of the fund, which are not available through this prospectus. Class I annual returns would have been substantially similar to Class A annual returns because the classes are invested in the same portfolio of securities. Class I returns will be higher than Class A returns to the extent that Class I has lower expenses.

AVERAGE ANNUAL TOTAL RETURNS

The table presents the fund’s average annual returns over 1, 5 and 10 years for Class A shares, along with those of recognized U.S. common stock and bond indices. Although Class A shares are not offered in this Prospectus, the returns for Class A shares are provided herein because the Class I shares offered in this Prospectus are expected to have substantially similar annual returns since the Class I shares participate in the fund’s portfolio.  Annual returns for the Class I shares would differ from annual returns for the Class A shares because the Class I shares have different expenses than the Class A shares.  The fund’s performance figures assume that all distributions were reinvested in the fund. The performance calculations reflect the deduction of the Class A shares’ maximum sales charges and annual class operating expenses.  The Class I shares are not subject to any sales charges.

For the following periods ended 12/31/2008	1 year	5 years	10 years/Since Inception
CLASS A SHARES
Total Return Before Taxes	(41.39)%	(3.77)%	(1.09)%
Return After Taxes on Distributions (1, 2)	(41.60)%	(4.56)%	(2.28)%
Return After Taxes on Distributions and Sale of Fund Shares (1,2,3,4)	(26.62)%	(3.01)%	(1.06)%
Standard & Poor’s 500 Index (reflects no deduction of fees, expenses or taxes)	(37.00)%	(2.19)%	(1.38)%
Morningstar Large Cap Blend Average (reflects no deduction of fees, expenses or taxes)	(37.79)%	(2.47)%	(0.84)%

The Standard & Poor’s 500 Index (“S&P 500 Index”) includes the common stocks of 500 large U.S. companies. The Morningstar Large Cap Blend Average consists of equity mutual funds that invest primarily in large U.S. companies whose earnings are expected to increase.  The Morningstar Large Cap Blend Average and S&P 500 Index performance are shown for comparative purposes.  Both are unmanaged.

(1) After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.

(2) Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (“IRAs”).

(3) When the return after taxes on distributions and sale of fund shares is higher than the return before taxes, it is due to realized losses. If realized losses occur upon the sale of fund shares, the capital loss is recorded as a tax benefit, which increases the return.

(4) The adviser in the past waived and may, from time to time, agree to waive all or a portion of its fees or reimburse expenses to the fund.  When it does so, the fund's operating expenses are reduced, so that the fund's total return is increased.  These waivers and reimbursements may be discontinued at any time, except as described in footnote 4 to the Fees and Expenses table on the immediately following page.  In the absence of such waivers and/or reimbursements, the fund's total return would be lower.

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses you could expect as an investor in Class I shares of this fund. Shareholder Fees are one-time expenses charged directly to you. Annual Class Operating Expenses come out of class assets, and are reflected in Class I’s total return.

FEE TABLE
Class I
Shareholder Fees paid directly from your investment
Maximum short-term redemption fee % of redemption proceeds(1)	2.00%
Annual Class Operating Expenses(2) expenses that are deducted from class assets
Management fees	0.60%
Other expenses(3)	0.53%
Acquired Fund Fees and Expenses	0.04%
Total Annual Class Operating Expenses(2)(4)(5)	1.18%

(1) The redemption fee applies to shares redeemed (either by selling or exchanging into another fund) within 30 days after purchase. The fee is withheld from redemption proceeds and retained by the fund.

(2) Acquired fund fees and expenses are expenses incurred indirectly by the fund as a result of its investment in other funds and are not subject to the waivers discussed in Note 4 below.

(3) “Other Expenses” are based on estimated amounts for 2009.

(4) The adviser has contractually agreed to waive all or a portion of its management fees and has contractually agreed to reimburse certain other expenses, to the extent required, to reduce the total annual class operating expenses to 1.34% of the average daily net assets attributable to Class I shares.  Pursuant to the contractual expense limitation agreement, any waivers and reimbursements made by the adviser to a fund are subject to recoupment by the adviser within the following three years, provided the fund is able to effect repayment and remain in compliance with applicable expense limitations. In accordance with the contractual expense limitation agreement, the adviser will not reimburse the fund for certain expenses, such as interest, taxes, brokerage commissions and other transaction costs, capitalized expenditures, acquired fund fees and expenses, short sale dividends, and extraordinary expenses not incurred in the ordinary course of the fund’s business (e.g., litigation, indemnification). For more information, see “The Investment Adviser.” This contractual expense limitation agreement is effective for the period beginning on May 1, 2009 and will terminate on April 30, 2010 unless it is renewed by all parties to the agreement. Prior to May 1, 2009, the fund benefited from a different level of expense limitation. The Fee Table has been revised to reflect the current expense limitations.

(5) The ratios of Annual Class Operating Expenses in this table do not match the ratios of expenses to average net assets in the “Financial Highlights” section of the prospectus (the “Expense Ratios”) because the Expense Ratios reflect the current operating expenses of the fund and do not include ratios of acquired fund fees and expenses.  Acquired fund fees and expenses are expenses incurred indirectly by the fund as a result of its investment in other funds and are not subject to the waivers discussed in note 4 above.

EXAMPLE

This example shows what you could pay in expenses over time. To help you compare expenses of investing in Class I shares of this fund with those of other funds, the example uses the same hypothetical assumptions as other mutual fund prospectuses:

- $10,000 original investment
- 5% annual return
- No changes in operating expenses
- Reinvestment of all dividends and distributions
- This example gives effect to the contractual expense reimbursement for 1 year only

	1 year	3 years	5 years	10 years

Class I	$119	$372	$644	$1,420

Because actual returns and expenses may be different, this example is for comparison purposes only.  The Class I shares of this fund are not subject to sales load or other fee upon redemption.  This means that your cost for each period would be the same whether or not you sell your Class I shares at the end of a period.

UNDERSTANDING SHAREHOLDER FEES

The following definitions may be helpful in understanding shareholder fees.

SHORT-TERM REDEMPTION FEE

A fee imposed when shares are redeemed within 30 days of ownership.  The fee is paid to the fund and is intended to compensate the fund and its remaining shareholders for the costs associated with short-term investors.

UNDERSTANDING FUND EXPENSES

The following definitions may be helpful in understanding fund expenses.

MANAGEMENT FEES

Fees paid to the adviser for the supervision of the fund’s investment program.

OTHER EXPENSES

Fees paid by the fund for miscellaneous items such as transfer agency, custodian, administration, professional and registration fees.

BURNHAM FINANCIAL SERVICES FUND

TICKER SYMBOL                                           [           ] (Class I)

SUBADVISER

Mendon Capital Advisors Corp. is a registered investment adviser incorporated in the State of Delaware. The subadviser has been providing investment advisory services that focus on the financial services industry since 1996 and has served as the fund’s investment subadviser since its inception in 1999.

[GRAPHIC OMITTED]

PORTFOLIO MANAGER

Anton Schutz has had primary day-to-day responsibility for the fund’s portfolio since its inception in 1999. Mr. Schutz is the President of Mendon Capital Advisors Corp.  The SAI provides additional information about the portfolio manager’s compensation, other accounts under management and ownership of securities in the fund.

IS THIS FUND FOR YOU?

Burnham Financial Services Fund is best suited for investors who:

- Are investing for the long-term

- Believe that the financial services sector offers attractive long-term growth opportunities

- Wish to increase their exposure to small and medium capitalization companies within the financial services sector

- Seek potential for more capital growth than might be achieved in a sector-diversified fund

- Are comfortable with increased price volatility

The fund may not be appropriate for investors who:

- Are worried about the possibility of sharp price swings and market declines

- Are interested in earning current income

- Do not wish to invest in a concentrated portfolio of financial services companies

- Are not investing for the long-term

The fund’s goal is non-fundamental and may be changed without shareholder approval upon 60 days’ prior notice.

THE FUND SEEKS CAPITAL APPRECIATION.

MAIN STRATEGIES

The fund pursues its goal by investing at least 80% of its assets in stocks of U.S. companies that are in the financial services sector. The fund may invest in companies of any size, but the fund invests primarily in financial services companies that have market capitalizations of less than $8.0 billion.  (The Burnham Financial Industries Fund, which is also described in this prospectus, invests primarily in financial services companies without regard to market capitalization.  Accordingly, the average market capitalization of the Burnham Financial Industries Fund’s portfolio is expected to be higher than the average market capitalization of this fund’s portfolio.)  The fund considers all of the following as part of the financial services sector:

- Regional and money center banks
- Insurance companies
- Home, auto and other specialty finance companies
- Securities brokerage firms and electronic trading networks
- Investment management and advisory firms
- Publicly traded, government-sponsored financial intermediaries, such as the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”)
- Thrift and savings banks
- Financial conglomerates
- Foreign financial services companies
- Electronic transaction processors for financial services companies
- Real estate investment trusts
- Depository institutions
- Any company that derives at least 50% of its revenues from doing business with financial services companies, such as financial software companies

HOW THE FUND SELECTS SECURITIES

In selecting stocks, the fund’s manager uses a combination of growth and value strategies. The manager seeks growth stocks of companies with the following characteristics:

- Capable management

- Attractive business niches

- Sound financial and accounting practices

- Demonstrated ability to sustain growth in revenues, earnings and cash flow

The manager also looks for opportunities to purchase value stocks of companies that appear to be:

- Undervalued based on their balance sheets or individual circumstances

- Temporarily distressed

- Poised for a merger or acquisition

The fund generally intends to invest in U.S. companies and U.S. dollar-denominated securities issued by non-U.S. companies (such as depositary receipts), but it may also invest up to 15% of its total assets in non-U.S. dollar-denominated securities issued by non-U.S. companies.  The fund may also invest in initial public offerings (“IPOs”) of securities.

The manager constructs the fund’s portfolio using both a top-down and bottom-up analysis.  Examples of top-down analysis include the study of interest rates, credit trends and other macroeconomic factors that broadly affect the financial services sector.  Examples of bottom-up analysis include industry screens, sell-side company research reports, company models and other fundamental research that are used to construct the fund’s portfolio on a stock-by-stock basis.  In addition to its own fundamental research, the manager relies on a broad information network to gather data and to find potential investments.  This network includes buy-side and sell-side research analysts, portfolio managers of both mutual funds and hedge funds, management teams at companies and other industry contacts.  Using both a top-down and bottom-up analysis, the manager attempts to identify how various financial services sub-sectors and the individual companies therein will move in reaction to market events.  Every potential investment is evaluated by weighing its potential for gain against its associated risks.  Because of the way the manager constructs the fund’s portfolio, there may be times when the fund’s investments are focused in one or more financial services sub-sectors and/or a limited number of regions of the U.S.

OTHER INVESTMENTS

The fund may invest up to 20% of its total assets in:

- Companies outside the financial services sector
- Debt securities of any maturity, duration, or credit rating (including junk bonds) from any government or corporate issuer, U.S. or foreign

The fund may use derivatives (a type of instrument whose value is determined by reference to the value or the change in value of one or more securities, indices or other financial instruments) to hedge against market changes or as a substitute for securities transactions. It may also use derivatives in attempts to profit from anticipated market and security movements.  The fund expects that its primary investments in derivatives will be in written covered call options.

Under normal conditions, the fund intends to remain fully invested with only minimal investments in cash or short-term debt instruments. In extraordinary circumstances, the fund may invest extensively in cash or short-term investment-grade debt securities. In such circumstances, the fund would be assuming a temporary defensive position and would not be pursuing its primary goal.

In pursuing its investment objective, the manager may, from time to time, purchase securities that do not meet its normal investment criteria, as described above, when it perceives an unusual opportunity for potential gain.  These special situations might arise when the manager believes a security could increase in value for a variety of reasons, including a change of management, an extraordinary corporate event, or a temporary imbalance in the supply of, or demand for, the securities.

The fund may lend its portfolio securities to further enhance investment returns. These loans are secured by the delivery to the fund of cash collateral, which may be invested in short-term debt securities and money market funds.

MAIN RISKS

The main risks of the fund are the performance of the stock market, especially the stocks of financial services companies, and to a lesser degree, the level of interest rates. Because the fund concentrates its investments in one sector of the economy, investors should expect greater volatility than in a fund that invests across several sectors.

Any of the following situations could cause the fund to lose money or underperform in comparison with its peer group:

- An adverse event could disproportionately affect the financial services sector, such as the events that occurred in 2008.

-  The financial services sector has been materially and adversely affected by the continuing credit crisis and recession and a significant decline in value of mortgage-backed and asset-backed securities.  The prospects of many financial services companies continue to evolve as financial services companies continue to revise their outlooks and write-down assets that they hold.  Governmental intervention in the operations of financial services companies and financial markets may materially and adversely affect the companies in which the fund invests.  The valuation of financial services companies has been and continues to be subject to unprecedented volatility.

- Changing interest rates could reduce the profitability of certain types of companies in the financial services sector.  For example,rising interest rates increase the cost of financing to, and may reduce the profitability of, certain financial services companies.

- Financial services companies and companies with less than $8.0 billion in market capitalization could fall out of favor, causing the fund to underperform funds that focus on other types of stocks.

- Companies in the fund’s portfolio could fail to achieve earnings estimates or other market expectations, causing their stock prices to drop.

- The fund’s management strategy or securities selection methods could prove less successful than anticipated , or unsuccessful .

- Investments in derivatives could magnify any of the fund’s gains or losses.

- A bond issuer could be downgraded in credit quality or go into default. The risk of default and the price volatility associated with it are greater for junk bonds than for bonds of investment grade issuers.

- If any of the fund’s bonds are redeemed substantially earlier or later than expected, the fund’s performance could suffer.

- If the fund lends portfolio securities, there is a risk that the borrower may fail to return the securities. As a result, the fund may incur a loss or, in the event of a borrower’s bankruptcy, may be delayed in, or prevented from, liquidating the collateral.

Securities of Non-U.S. Companies.  Investing in securities of non-U.S. companies, including depositary receipts of non-U.S. companies, typically involves more risks than investing in securities of U.S. companies.  Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.  These risks can increase the potential for losses in the fund and affect its share price.  These may include:

-	Unfavorable changes in currency exchange rates
-	Negative political and economic developments
-	Less regulated trading practices
-	Limited availability of information
-	Limited markets

These risks are magnified for foreign investments in less developed countries, sometimes referred to as emerging markets.  These countries are more likely to experience higher levels of inflation, deflation or currency devaluation than developed countries, which can harm their economies and securities markets and increase volatility.

Small and Mid-Capitalization Companies.  The fund may invest in the securities of companies with small and mid-capitalizations, which can involve greater risk and the possibility of greater portfolio volatility than investments in securities of large capitalization companies.  Historically, stocks of small and mid-capitalization companies and recently organized companies have been more volatile in price than those of the larger market capitalization companies.  Among the reasons for the greater price volatility is the lower degree of liquidity in the markets for such stocks.  Small and mid-capitalization companies may have limited product lines and financial resources and may depend upon a limited or less experienced management group.  The securities of small capitalization companies trade in the over-the-counter markets or on regional exchanges and may not be traded daily or in the volume typical of trading on a national securities exchange, which may make these securities more difficult to value and to sell.

IPO Risk.  The fund may invest in IPOs.  The purchase of IPO shares may involve high transaction costs and may involve the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer.  IPO shares are subject to market risk and liquidity risk. When the fund’s asset base is small, a significant portion of the fund’s performance could be attributable to investments in IPOs because such investments would have a magnified impact on the fund. As the fund’s assets grow, the effect of the fund’s investments in IPOs on the fund’s performance probably will decline, which could reduce the fund’s performance.

Portfolio Turnover. The portfolio turnover rate measures the frequency with which the fund sells and replaces its securities within a given period.  The fund has had a high portfolio turnover rate. High turnover can increase the fund’s transaction costs, thereby lowering its returns. It also may increase your tax liability. The fund’s portfolio turnover rates are shown in the financial highlights table.

WHY INVEST IN COMPANIES IN THE FINANCIAL SERVICES SECTOR?

SIZE OF SECTOR
The manager believes that the financial services sector is broad enough to attract value in any combination of economic, credit and interest rate environments.  There are over 40,000 firms in the financial services industry.

DEMOGRAPHICS
The largest consumers of financial services tend to be those in the 45 to 64 age group, which is projected to grow significantly over the next 20 years, leading to greater demand for financial products.

CONSOLIDATION
The manager believes that current economic conditions will present opportunities for continued consolidation in the financial services sector. Strongly capitalized buyers will be able to add to shareholder value by targeting companies with distressed valuations.

CASH FLOW
Many financial services companies generate steady free cash flows that can be used to increase shareholder value through share repurchase programs, acquisitions and dividends.

SPECIALIZATION
Financial service providers are “unbundling” financial products to meet customer needs, which provides potential profit opportunities and the opportunity for financial service providers to expand their markets.

PAST PERFORMANCE

The chart and table below describe the fund’s performance history, as represented by the performance of Class A shares. Although Class A shares are not offered in this Prospectus, the returns for Class A shares are provided herein because the Class I shares offered in this Prospectus are expected to have substantially similar annual returns since the Class I shares participate in the fund’s portfolio.  Annual returns for the Class I shares would differ from annual returns for the Class A shares because the Class I shares have different expenses than the Class A shares.  All mutual funds present this information so that you can compare funds more readily. Bear in mind that past performance (before and after taxes) is not a guarantee of future performance.

The bar chart shows the annual total returns for the Class A shares of the fund for each full calendar year since inception. Returns for the single best and single worst quarters give some indication of how widely short-term performance has varied. The returns in the chart do not include the effect of Class A shares’ front-end sales charges. These figures would be lower if they reflected such sales charges.  The Class I shares are not subject to any sales charges.

RETURNS FOR CLASS A SHARES

[PERFORMANCE GRAPH OMITTED]

2000	2001	2002	2003	2004	2005	2006	2007	2008
52.78%	29.28%	17.55%	40.66%	13.13%	0.37%	17.02%	(13.96)%	(14.78)%

BEST QUARTER:   26.51% in the 3rd Quarter of 2000
WORST QUARTER: (11.76)% in the 2nd Quarter of 2008

The returns shown above are for Class A shares of the fund, which are not available through this prospectus. Class I annual returns would have been substantially similar to Class A annual returns because the classes are invested in the same portfolio of securities. Class I returns will be higher than Class A returns to the extent that Class I has lower expenses.

AVERAGE ANNUAL TOTAL RETURNS

The table presents the fund’s average annual returns over 1 and 5 years and since inception for Class A shares, along with those of recognized U.S. common stock indices. Although Class A shares are not offered in this Prospectus, the returns for Class A shares are provided herein because the Class I shares offered in this Prospectus are expected to have substantially similar annual returns since the Class I shares participate in the fund’s portfolio.  Annual returns for the Class I shares would differ from annual returns for the Class A shares because the Class I shares have different expenses than the Class A shares.  The fund’s performance figures assume that all distributions were reinvested in the fund. The performance calculations reflect the deduction of the Class A shares’ maximum sales charges and annual class operating expenses.  The Class I shares are not subject to any sales charges.

For the following periods ended 12/31/2008	1 year	5 years	Since Inception (June 7, 1999)
Class A Shares
Total Return Before Taxes	(19.04)%	(1.54)%	12.02%
Return After Taxes on Distributions(1,2)	(19.87)%	(3.72)%	9.62%
Return After Taxes on Distributions and Sale of Fund Shares(1,2,3,4)	(11.94)%	(1.88)%	9.61%
NASDAQ Bank Index (reflects no deduction of fees, expenses or taxes)	(21.54)%	(4.43)%	3.54%
NASDAQ Financial 100 Index (reflects no deduction of fees, expenses or taxes)	(29.20)%	(2.39)%	2.03%

The NASDAQ Bank Index contains stocks of all types of banks and savings institutions and related holding companies, and establishments performing functions closely related to banking. The NASDAQ Financial 100 Index includes the stocks of the 100 largest financial companies traded on the NASDAQ market system and NASDAQ small-cap market.

(1) After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.

(2) Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or IRAs.

(3) When the return after taxes on distributions and sale of fund shares is higher than the return before taxes, it is due to realized losses. If realized losses occur upon the sale of fund shares, the capital loss is recorded as a tax benefit, which increases the return.

(4) The adviser in the past waived and may, from time to time, agree to waive all or a portion of its fees or reimburse expenses to the fund.  When it does so, the fund's operating expenses are reduced, so that the fund's total return is increased.  These waivers and reimbursements may be discontinued at any time, except as described in footnote 4 to the Fees and Expenses table on the immediately following page. In the absence of such waivers and/or reimbursements, the fund's total return would be lower.

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses you could expect as an investor in Class I shares of this fund. Shareholder Fees are one-time expenses charged directly to you. Annual Class Operating Expenses come out of class assets, and are reflected in each Class I’s total return.

FEE TABLE
Class I
Shareholder Fees paid directly from your investment
Maximum short-term redemption fee % of redemption proceeds(1)	2.00%
Annual Class Operating Expenses expenses that are deducted from class assets
Management fees	0.75%
Other expenses(2)	0.63%
Total Annual Class Operating Expenses(3) (4)	1.38%

(1) The redemption fee applies to shares redeemed (either by selling or exchanging into another fund) within 30 days after purchase. The fee is withheld from redemption proceeds and retained by the fund.

(2) “Other Expenses” are based on estimated amounts for 2009.

(3) The adviser has contractually agreed to waive all or a portion of its management fees and has contractually agreed to reimburse certain expenses, to the extent required, to reduce total annual class operating expenses to 1.55% of the average daily net assets attributable to Class I shares. Pursuant to the contractual expense limitation agreement, any waivers and reimbursements made by the adviser to a fund are subject to recoupment by the adviser within the following three years, provided the fund is able to effect repayment and remain in compliance with applicable expense limitations. In accordance with the contractual expense limitation agreement, the adviser will not reimburse the fund for certain expenses, such as interest, taxes, brokerage commissions and other transaction costs, capitalized expenditures, acquired fund fees and expenses, short sale dividends, and extraordinary expenses not incurred in the ordinary course of the fund’s business (e.g., litigation, indemnification). For more information, see “The Investment Adviser.” This contractual expense limitation agreement is effective for the period beginning on May 1, 2009 and will terminate on April 30, 2010 unless it is renewed by all parties to the agreement. Prior to May 1, 2009, the fund benefited from a different level of expense limitation.  The Fee Table has been revised to reflect the current expense limitations.

(4) The ratios of Annual Class Operating Expenses in this table do not match the ratios of expenses to average net assets in the “Financial Highlights” section of the prospectus (the “Expense Ratios”) because the Expense Ratios reflect the current operating expenses of the fund.

EXAMPLE

This example shows what you could pay in expenses over time. To help you compare expenses of investing in Class I shares of this fund with those of other funds, the example uses the same hypothetical assumptions as other mutual fund prospectuses:

- $10,000 original investment
- 5% annual return
- No changes in operating expenses
- Reinvestment of all dividends and distributions
- This example gives effect to the contractual expense reimbursement for 1 year only

	1 year	3 years	5 years	10 years

Class I	$140	$437	$755	$1,657

Because actual returns and expenses may be different, this example is for comparison purposes only.  The Class I shares of this fund are not subject to sales load or other fee upon redemption.  This means that your cost for each period would be the same whether or not you sell your Class I shares at the end of a period.

UNDERSTANDING SHAREHOLDER FEES

The following definitions may be helpful in understanding shareholder fees.

SHORT-TERM REDEMPTION FEE

A fee imposed when shares are redeemed within 30 days of ownership.  The fee is paid to the fund and is intended to compensate the fund and its remaining shareholders for the costs associated with short-term investors.

UNDERSTANDING FUND EXPENSES

The following definitions may be helpful in understanding fund expenses.

MANAGEMENT FEES

Fees paid to the adviser for the supervision of the fund’s investment program.

OTHER EXPENSES

Fees paid by the fund for miscellaneous items such as transfer agency, custodian, administration, professional and registration fees.

BURNHAM FINANCIAL INDUSTRIES FUND

TICKER SYMBOL                                           [           ] (Class I)

SUBADVISER

Mendon Capital Advisors Corp. is a registered investment adviser incorporated in the State of Delaware. The subadviser has been providing investment advisory services that focus on the financial services industry since 1996 and has served as the fund’s sub-adviser since its inception in 2004.

[GRAPHIC OMITTED]

PORTFOLIO MANAGER

Anton Schutz has had primary day-to-day responsibility for the fund’s portfolio since its inception in 2004.  Mr. Schutz is the President of Mendon Capital Advisors Corp.  The SAI provides additional information about the portfolio manager’s compensation, other accounts under management and ownership of securities in the fund.

IS THIS FUND FOR YOU?

Burnham Financial Industries Fund is best suited for investors who:

- Are investing for the long-term

- Believe that the financial services sector offers attractive long-term growth opportunities

- Wish to increase their exposure to the financial services sector

- Seek potentially more rapid capital growth than might be achieved in a sector-diversified fund

- Are comfortable with increased price volatility

The fund may not be appropriate for investors who:

- Are worried about the possibility of sharp price swings and market declines

- Are interested in earning current income

- Do not wish to invest in a concentrated portfolio of financial services companies

- Are not investing for the long-term

The fund’s goal is non-fundamental and may be changed without shareholder approval upon 60 days’ prior notice.

THE FUND SEEKS CAPITAL APPRECIATION.

MAIN STRATEGIES

The fund pursues its goal by investing at least 80% of its assets in the common stocks of U.S. companies of any market capitalization that are in the financial services sector.  (The Burnham Financial Services Fund, which is also described in this prospectus, invests primarily in financial services companies that have market capitalizations of less than $8.0 billion.  Accordingly, the average market capitalization of the Burnham Financial Services Fund’s portfolio is expected to be lower than the average market capitalization of this fund’s portfolio.)  The fund considers all of the following as part of the financial services sector:

- Regional and money center banks
- Insurance companies
- Home, auto and other specialty finance companies
- Securities brokerage firms and electronic trading networks
- Investment management and advisory firms
- Publicly traded, government-sponsored financial intermediaries, such as Fannie Mae or Freddie Mac
- Thrift and savings banks
- Financial conglomerates
- Foreign financial service companies
- Electronic transaction processors for financial services companies
- Real estate investment trusts
- Depository institutions
- Any company that derives at least 50% of its revenues from doing business with financial services companies, such as financial software companies

HOW THE FUND SELECTS SECURITIES

In selecting stocks, the fund’s manager uses a combination of growth and value strategies. The manager seeks growth stocks of companies with the following characteristics:

- Capable management
- Attractive business niches
- Sound financial and accounting practices
- Demonstrated ability to sustain growth in revenues, earnings and cash flow

The manager also looks for opportunities to purchase value stocks of companies that appear to be:

- Undervalued based on their balance sheets or individual circumstances
- Temporarily distressed
- Poised for a merger or acquisition

The fund may invest in companies of all sizes of market capitalization. The fund generally intends to invest in U.S. companies and U.S. dollar-denominated securities issued by non-U.S. companies (such as depositary receipts), but it may also invest up to 15% of its total assets in non-U.S. dollar-denominated securities issued by non-U.S. companies.  The fund may also invest in IPOs.

The manager constructs the fund’s portfolio using both a top-down and bottom-up analysis.  Examples of top-down analysis include the study of interest rates, credit trends and other macroeconomic factors that broadly affect the financial services sector.  Examples of bottom-up analysis include industry screens, sell-side company research reports, company models and other fundamental research that are used to construct the fund’s portfolio on a stock-by-stock basis.  In addition to its own fundamental research, the manager relies on a broad information network to gather data and to find potential investments.  This network includes buy-side and sell-side research analysts, portfolio managers of both mutual funds and hedge funds, management teams at companies and other industry contacts.  Using both a top-down and bottom-up analysis, the manager attempts to identify how various financial services sub-sectors and the individual companies therein will move in reaction to market events.  Every potential investment is evaluated by weighing its potential for gain against its associated risks.  Because of the way the manager constructs the fund’s portfolio, there may be times when the fund’s investments are focused in one or more financial services sub-sectors and/or a limited number of regions of the U.S.

The fund may use futures and options on securities, indices and other derivatives to hedge against market changes or as a substitute for securities transactions.  The fund may use derivatives (a type of instrument whose value is determined by reference to the value or the change in value of one or more securities, indices or other financial instruments) to hedge against market changes or as a substitute for securities transactions. It may also use derivatives in attempts to profit from anticipated market and security movements.  The fund expects that its primary investments in derivatives will be in written covered call options.

The fund may take “short” positions (i.e., sell “short”) in securities of companies believed to be overvalued, with a maximum short exposure limit of 25%. The fund generally makes money if the value of the security when repurchased by the fund is less than its value when the fund sold the security short. When the fund sells a security short, it borrows a security it does not own from a third party and sells it at the then current market price. The fund is then obligated to buy the security on a later date so that it can return the security to the lender.  Until the fund replaces the borrowed security, it will maintain collateral daily in a segregated account, as required by law.  The fund is also required to repay the lender the dividends or interest that accrue on the stock during the period of the loan. Selling short may be used to hedge the fund’s long portfolio in periods of market decline and to seek to take advantage of negative information about companies gained from the manager’s research. A strategy involving selling a particular security short is separate and distinct from a strategy of buying and then selling the underlying security itself.

OTHER INVESTMENTS

The fund may invest up to 20% of its total assets in:

- Companies outside the financial services sector
- Debt securities of any maturity, duration, or credit rating (including junk bonds) from any government or corporate issuer, U.S. or foreign

Under normal conditions, the fund intends to remain fully invested with only minimal investments in cash or short-term debt instruments. In extraordinary circumstances, the fund may invest extensively in cash or short-term investment-grade debt securities. In such circumstances, the fund would be assuming a temporary defensive position and would not be pursuing its primary goal.

In pursuing its investment objective, the manager may from time to time purchase securities that do not meet its normal investment criteria, as described above, when it perceives an unusual opportunity for potential gain.  These special situations might arise when the manager believes a security could increase in value for a variety of reasons, including a change of management, an extraordinary corporate event, or a temporary imbalance in the supply of, or demand for, the securities.

The fund may lend its portfolio securities to further enhance investment returns. These loans are secured by the delivery to the fund of cash collateral, which may be invested in short-term debt securities and money market funds.

{Sidebar}
Call Options

The Fund Collects a Premium.
For the right to purchase the underlying securities from the fund, the buyer of a call option sold by the fund pays a fee or “premium” to the fund.  The premium is paid at the time the option is purchased, and is not refundable to the buyer regardless of what happens to the securities’ price.

If the Option is Exercised.
The buyer of an option may elect to exercise the option at the exercise price at any time before the option expires.  The fund is then obligated to deliver the underlying shares at that exercise price.   Options are normally exercised if the market price of the securities exceeds the exercise price of the option.

If the Option Expires.
If the market price of the security does not exceed the exercise price, the call option will likely expire without being exercised.  The fund keeps the premium.  The fund may continue to hold the underlying security or may sell the position.

MAIN RISKS

The main risks of the fund are the performance of the stock market, especially stocks of financial services companies, and to a lesser degree, the level of interest rates. Because the fund concentrates its investments in one sector of the economy, investors should expect greater volatility than in a fund that invests across several sectors.

Any of the following situations could cause the fund to lose money or underperform in comparison with its peer group:

- An adverse event could disproportionately affect the financial services sector, such as the events that occurred in 2008

-  The financial services sector has been materially and adversely affected by the continuing credit crisis and recession and a significant decline in value of mortgage-backed and asset-backed securities.  The prospects of many financial services companies continue to evolve as financial services companies continue to revise their outlooks and write-down assets that they hold.  Governmental intervention in the operations of financial services companies and financial markets may materially and adversely affect the companies in which the fund invests.  The valuation of financial services companies has been and continues to be subject to unprecedented volatility.

- Changing interest rates could reduce the profitability of certain types of companies in the financial services sector.  For example, rising interest rates increase the cost of financing to, and may reduce the profitability of, certain financial services companies

- Financial services companies could fall out of favor, causing the fund to underperform funds that focus on other types of stocks

- Companies in the fund’s portfolio could fail to achieve earnings estimates or other market expectations, causing their stock prices to drop

- The fund’s management strategy or securities selection methods could prove less successful than anticipated , or unsuccessful

- Investments in derivatives could magnify any of the fund’s gains or losses

- A bond issuer could be downgraded in credit quality or go into default. The risk of default and the price volatility associated with it are greater for junk bonds than for bonds of investment grade users

- If any of the fund’s bonds are redeemed substantially earlier or later than expected, the fund’s performance could suffer

- If the fund lends portfolio securities, there is a risk that the borrower may fail to return the securities. As a result, the fund may incur a loss or, in the event of a borrower’s bankruptcy, may be delayed in, or prevented from, liquidating the collateral

Securities of Non-U.S. Companies.  Investing in securities of non-U.S. companies, including depositary receipts of non-U.S. companies, typically involves more risks than investing in securities of U.S. companies.  Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.  These risks can increase the potential for losses in the fund and affect its share price.  These may include:

-	Unfavorable changes in currency exchange rates
-	Negative political and economic developments
-	Less regulated trading practices
-	Limited availability of information
-	Limited markets

These risks are magnified for foreign investments in less developed countries, sometimes referred to as emerging markets.  These countries are more likely to experience higher levels of inflation, deflation or currency devaluation than developed countries, which can harm their economies and securities markets and increase volatility.

Derivative Securities.  The fund’s ability to utilize derivatives successfully will depend on the manager’s ability to predict pertinent market, security and interest rate movements, which cannot be assured.  Derivatives involve a number of risks, including possible default by the other party to the transaction, illiquidity and, to the extent the manager’s view of certain market, security or interest rate movements is incorrect, the risk that the use of derivatives could result in losses greater than if they had not been used.  The writing of put and call options may result in losses to the fund, force the purchase or sale, respectively, of portfolio securities at inopportune times or for prices higher than (in the case of purchase due to the exercise of put options) or lower than (in the case of sales due to the exercise of call options) current market values, limit the amount of appreciation the fund can realize on its investments or cause the fund to hold a security it might otherwise sell or sell a security it might otherwise hold.

The use of options and futures transactions entail certain other risks.  Futures markets are highly volatile, and the use of futures may increase the volatility of the fund’s investments.  The variable degree of correlation between the price movements of future contracts and price movements in the related portfolio position of the fund creates the possibility that losses on the derivative instruments may be greater than gains in the value of the fund’s position.  In addition, futures and options markets may not be liquid in all circumstances, and over-the-counter options may have no markets.  As a result, in certain markets, the fund might not be able to close out a transaction without incurring substantial losses.  Although the use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in value of the position, at the same time, such transactions can limit the potential gain that might result from an increase in value of such position.

Covered Call Options Risk.  Investments in covered call options involve certain risks.  These risks include:

-
Limited gains.  By selling a covered call option, the fund may forego the opportunity to benefit from an increase in price of the underlying security above the exercise price, but continues to bear the risk of a decline in the value of the underlying stock.

-
Lack of liquidity for the option.  A liquid market may not exist for the option.  If the fund is not able to close out the options transactions, the fund will not be able to sell the underlying security until the option expires or is exercised.

IPO Risk.  The fund may invest in IPOs.  The purchase of IPO shares may involve high transaction costs and may involve the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer.  IPO shares are subject to market risk and liquidity risk. When the fund’s asset base is small, a significant portion of the fund’s performance could be attributable to investments in IPOs because such investments would have a magnified impact on the fund. As the fund’s assets grow, the effect of the fund’s investments in IPOs on the fund’s performance probably will decline, which could reduce the fund’s performance.

Non-Diversification.  The fund is non-diversified and may invest a larger portion of its assets in the securities of a single company than diversified funds. As a result, matters affecting the stock price of a single company in which the fund invests may have a greater impact on the fund’s share price than in a diversified fund.  Such non-diversification will increase the volatility of the value of the fund’s portfolio investments. Notwithstanding its non-diversified status, with respect to 50% of its total assets, the fund may invest in securities of not more than one issuer (or any combination of issuers) limited in respect to an amount not greater in value than 25% of its total assets and, in addition to the foregoing, in securities of not more than two issuers, each limited in respect to an amount not greater in value than 12.5% of its total assets and, with respect to the remaining 50% of its total assets, the fund may not invest in securities of any single issuer (other than the U.S. Government, its agencies and instrumentalities) limited in respect to an amount not greater in value than 5% of its total assets.  This policy shall not be violated so long as any discrepancy from this policy after the acquisition of a security is neither wholly nor partially the result of such acquisition.

Short Sale Risk. Selling short may produce higher than normal portfolio turnover and result in increased transaction costs to the fund. In addition, selling short magnifies the potential for both gain and loss to the fund and its shareholders. The larger the fund’s short position, the greater the potential for gain and loss. If a security sold short increases in price, the fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. To borrow the security, the fund also may be required to pay a premium, which could increase the cost of the security sold short. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the fund may be required to pay in connection with the short sale. In addition, because the fund’s loss on a short sale arises from increases in the value of the security sold short, such loss is theoretically unlimited. By contrast, the fund’s loss on a long position arises from decreases in the value of the security and is limited by the fact that a security’s value cannot drop below zero.

Portfolio Turnover. The portfolio turnover rate measures the frequency with which the fund sells and replaces its securities within a given period. The fund anticipates that it will experience a high portfolio turnover rate. High turnover can increase the fund’s transaction costs, thereby lowering its returns. It also may increase your tax liability.

Tax Consequences to Writing Covered Call Options.  The fund expects to generate premiums from its sale of call options.  These premiums typically will result in short-term capital gains to the fund for federal and state income tax purposes, which usually will be taxable as ordinary income when distributed to shareholders.  Transactions involving the disposition of a fund’s underlying securities (whether pursuant to the exercise of a call option or otherwise) will give rise to capital gains or losses.  Because the fund will have no control over the exercise of the call options it writes, it may be forced to realize capital gains or losses at inopportune times.

Segregated Account Risk.  A security held in a segregated account cannot be sold while the position it is covering is outstanding unless it is replaced with a similar security.  Therefore, the segregation of a large percentage of the fund’s assets could possibly hinder management of the portfolio or the fund’s ability to meet redemption requests or other current obligations.

WHY INVEST IN COMPANIES IN THE FINANCIAL SERVICES SECTOR?

SIZE OF SECTOR
The manager believes that the financial services sector is broad enough to attract value in any combination of economic, credit and interest rate environments.  There are over 40,000 firms in the financial services industry.

DEMOGRAPHICS
The largest consumers of financial services tend to be those in the 45 to 64 age group, which is projected to grow significantly over the next 20 years, leading to greater demand for financial products.

CONSOLIDATION
The manager believes that current economic conditions will present opportunities for continued consolidation in the financial services sector. Strongly capitalized buyers will be able to add to shareholder value by targeting companies with distressed valuations.

CASH FLOW
Many financial services companies generate steady free cash flows that can be used to increase shareholder value through share repurchase programs, acquisitions and dividends.

SPECIALIZATION
Financial services providers are “unbundling” financial products to meet customer needs, which provides potential profit opportunities and the opportunity for financial service providers to expand their markets.

PAST PERFORMANCE

The chart and table below describe the fund’s performance history, as represented by the performance of Class A shares.  Although Class A shares are not offered in this Prospectus, the returns for Class A shares are provided herein because the Class I shares offered in this Prospectus are expected to have substantially similar annual returns since the Class I shares participate in the fund’s portfolio.  Annual returns for the Class I shares would differ from annual returns for the Class A shares because the Class I shares have different expenses than the Class A shares.  All mutual funds present this information so that you can compare funds more readily. Bear in mind that past performance (before and after taxes) is not a guarantee of future performance.

The bar chart shows the annual total returns for the Class A shares of the fund for each full calendar year since inception. Returns for the single best and single worst quarters give some indication of how widely short-term performance has varied. The returns in the chart do not include the effect of Class A shares’ front-end sales charges. These figures would be lower if they reflected such sales charges.  The Class I shares are not subject to any sales charges.

RETURNS FOR CLASS A SHARES

[PERFORMANCE GRAPH OMITTED]

2005	2006	2007	2008
8.38%	16.74%	(1.04)%	(6.99)%

BEST QUARTER:      11.72% in the 3rd Quarter of 2008
WORST QUARTER:   (7.62)% in the 4th Quarter of 2008

The returns shown above are for Class A shares of the fund, which are not available through this prospectus. Class I annual returns would have been substantially similar to Class A annual returns because the classes are invested in the same portfolio of securities. Class I returns will be higher than Class A returns to the extent that Class I has lower expenses.

AVERAGE ANNUAL TOTAL RETURNS

The table presents the fund’s average annual returns for 1 year and since inception for Class A shares, along with those of recognized U.S. common stock indices.  Although Class A shares are not offered in this Prospectus, the returns for Class A shares are provided herein because the Class I shares offered in this Prospectus are expected to have substantially similar annual returns since the Class I shares participate in the fund’s portfolio.  Annual returns for the Class I shares would differ from annual returns for the Class A shares because the Class I shares have different expenses than the Class A shares.  The fund’s performance figures assume that all distributions were reinvested in the fund. The performance calculations reflect the deduction of the Class A shares’ maximum sales charges and annual class operating expenses.  The Class I shares are not subject to any sales charges.

For the following periods ended 12/31/2008	1 year	Since Inception (April 30, 2004)
Class A Shares
Total Return Before Taxes	(11.64)%	5.06%
Return After Taxes on Distributions1,2	(13.32)%	2.93%
Return After Taxes on Distributions and Sale of Fund Shares 1,2,3,4	(7.37)%	3.49%

The KBW Bank Index (reflects no deduction of fees, expenses or taxes)	(47.55)%	(11.96)%

The KBW Bank Index (the “Index”) is comprised of 24 national money center banks and leading regional banks and is widely used on Wall Street to gauge the state of the banking industry.

(1) After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.

(2) Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or IRAs.

(3) When the return after taxes on distributions and sale of fund shares is higher than the return before taxes, it is due to realized losses. If realized losses occur upon the sale of fund shares, the capital loss is recorded as a tax benefit, which increases the return.

(4) The adviser in the past waived and may, from time to time, agree to waive all or a portion of its fees or reimburse expenses to the fund.  When it does so, the fund's operating expenses are reduced, so that the fund's total return is increased.  These waivers and reimbursements may be discontinued at any time, except as described in footnote 4 to the Fees and Expenses table on the immediately following page.  In the absence of such waivers and/or reimbursements, the fund's total return would be lower.

FEES AND EXPENSES OF THE FUND

The table below describes the fees and estimated expenses you could expect as an investor in Class I shares of this fund.  Shareholder Fees are one-time expenses charged directly to you. Annual Class Operating Expenses come out of class assets, and are reflected in Class I’s total return.

FEE TABLE

Class I
Shareholder Fees fees paid directly from your investment
Maximum short-term redemption fee as a % of redemption proceeds(1)	2.00%
Annual Class Operating Expenses expenses that are deducted from class assets
Management fees(2)	0.90%
Other expenses
Short sale dividend expenses(3)	0.60%
Remainder other expenses(3)	0.57%
Total other expenses(3)	1.17%
Total Annual Class Operating Expenses(3)(4)(5)	2.07%

(1) The redemption fee applies to shares redeemed (either by selling or exchanging into another fund) within 30 days after purchase. The fee is withheld from redemption proceeds and retained by the fund.

(2) The fund pays a management fee consisting of a basic annual fee of 0.90% of the fund’s average daily net assets and a performance adjustment, resulting in a minimum fee of 0.80% and a maximum fee of 1.00%. The annual management fee for the year ended December 31, 2008 was 0.97%. See “Management Fees.”

(3) Short sale dividends are treated as an expense and increase the fund’s expense ratio, although no cash is received or paid by the fund. Short sale dividend expenses will vary and may be either greater than or less than the amount disclosed. “Other Expenses” are based on estimated amounts for 2009.

(4) The adviser has contractually agreed to reimburse certain expenses, to the extent required, to reduce total “Other Expenses” to 0.65% of the average daily net assets attributable to Class I shares. In accordance with the contractual expense limitation agreement, the adviser will not reimburse the fund for certain expenses, such as interest, taxes, brokerage commissions and other transaction costs, capitalized expenditures, acquired fund fees and expenses, short sale dividends, and extraordinary expenses not incurred in the ordinary course of the fund’s business (e.g., litigation, indemnification). For more information, see “The Investment Adviser.” This contractual expense limitation agreement is effective for the period beginning on May 1, 2009 and will terminate on April 30, 2010 unless it is renewed by all parties to the agreement. Prior to May 1, 2009, the fund benefited from a different level of expense limitation. The Fee Table has been revised to reflect the current expense limitations.

(5) The ratios of Annual Class Operating Expenses in this table do not match the ratios of expenses to average net assets in the “Financial Highlights” section of the prospectus (the “Expense Ratios”) because the Expense Ratios reflect the current operating expenses of the fund.

EXAMPLE

This example shows what you could pay in expenses over time. To help you compare expenses of investing in Class I shares of this Fund with those of other funds, the example uses the same hypothetical assumptions as other mutual fund prospectuses:

- $10,000 original investment
- 5% annual return
- No changes in operating expenses
- Reinvestment of all dividends and distributions
- This example gives effect to the contractual expense reimbursement for 1 year only

	1 year	3 years	5 years	10 years

Class I	$210	$649	$1,114	$2,400

Because actual return and expenses may be different, this example is for comparison purposes only.  The Class I shares of this fund are not subject to sales load or other fee upon redemption.  This means that your cost for each period would be the same whether or not you sell your Class I shares at the end of a period.

UNDERSTANDING SHAREHOLDER FEES

The following definitions may be helpful in understanding shareholder fees.

SHORT-TERM REDEMPTION FEE

A fee imposed when shares are redeemed within 30 days of ownership.  The fee is paid to the fund and is intended to compensate the fund and its remaining shareholders for the costs associated with short-term investors.

UNDERSTANDING FUND EXPENSES

The following definitions may be helpful in understanding fund expenses.

MANAGEMENT FEES

Fees paid to the adviser for the supervision of the fund’s investment program.  The fund pays the adviser a fee for managing the fund and to cover the cost of providing advisory services to the fund.  The adviser’s fee varies based on the investment performance of the fund compared to the Index.  The adviser earns a basic fee of 0.90% of average daily net assets, which can increase or decrease by a maximum 0.10% of average daily net assets depending on the performance of the fund’s Class I shares relative to the Index.  The performance period consists of the current month and the prior 35 months or such shorter period since commencement of the fund’s operations (“performance period”).

The adviser’s basic fee may be adjusted upward or downward (by up to 0.10% of the fund’s average daily net assets) depending on whether and to what extent the fund’s performance, for the relevant performance period, exceeds or is exceeded by the performance of the Index.  Each percentage point of difference between the performance of the Class I shares and the Index (to a maximum of +/- 10) during the performance period is multiplied by a performance rate adjustment of 0.01.  This performance comparison is made at the end of each month.  One twelfth of this rate is then applied to the average daily net assets of the fund over the entire performance period, giving a dollar amount that is added to (or subtracted from) the basic fee.

OTHER EXPENSES

Fees paid by the fund for miscellaneous items such as transfer agency, custodian, administration, professional and registration fees.

DISCLOSURE OF PORTFOLIO HOLDINGS

A full schedule of portfolio holdings for each fund current as of month-end, is available on the funds’ website at www.burnhamfunds.com approximately 30 days after the end of each month.  This information will remain available on the website at least until the date on which the funds file a Form N-CSR or Form N-Q with the U.S. Securities and Exchange Commission (the “Commission”) for the period that includes the date as of which the information is current.  The funds may suspend the posting of this information or modify this policy without notice to shareholders.  A description of the funds’ policies and procedures with respect to the disclosure of the funds’ portfolio securities is available in the SAI.

THE INVESTMENT ADVISER

The funds’ investment adviser and manager is Burnham Asset Management Corporation, located at 1325 Avenue of the Americas, New York, NY 10019. The adviser was founded in 1989.

With respect to the Burnham Fund, the adviser is responsible for economic research, industry and company analysis, portfolio recommendations and all investment decisions.  With respect to the other funds that utilize an investment subadviser, the adviser is responsible for overseeing the subadviser and recommending the selection, termination and replacement of subadvisers.  Subject to the approval of the Trust’s board of trustees, the adviser also establishes and modifies whenever necessary the investment strategies of the funds.  In return for these services, the adviser receives a fee from each fund as described in the table below.  Each subadviser is responsible for economic research, industry and company analysis, portfolio recommendations and all investment decisions with respect to its fund.  The adviser pays a subadvisory fee to each subadviser out of its own assets.  No fund is responsible for paying any portion of the subadvisory fee to any subadviser.

FEE AS A % OF AVERAGE DAILY NAV

BURNHAM FUND	0.60%(1)
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BURNHAM FINANCIAL SERVICES FUND	0.75%(1)
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BURNHAM FINANCIAL INDUSTRIES FUND	0.90%*(1)
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(1) The adviser has contractually agreed to waive all or a portion of its management fees with respect to the Burnham Fund and the Burnham Financial Services Fund, which may reduce the adviser’s fees. In addition, the adviser has contractually agreed to reimburse certain expenses with respect to the Burnham Fund, the Burnham Financial Services Fund and the Burnham Financial Industries Fund, to the extent required, to reduce “total annual class operating expenses” or “other expenses,” as the case may be for the applicable fund, to specified levels as described earlier in this prospectus. See also the table below for the operating expense cap as a percentage of average daily NAV. Any waiver and/or reimbursement by the adviser is subject to repayment by the funds within the following three years if the funds are able to make repayment without exceeding their current expense limits. Pursuant to the expense limitation agreement, the expense limits will not apply to, and the adviser will not reimburse the funds for, interest, taxes, brokerage commissions and other transaction costs, capitalized expenditures, acquired fund fees and expenses, short sale dividends, and extraordinary expenses not incurred in the ordinary course of the funds’ business (e.g., litigation, indemnification). This contractual waiver will terminate on April 30, 2010, unless it is renewed by all parties to the agreement, the advisory agreement of the applicable fund is terminated, or the waiver is otherwise terminated with the consent of the applicable fund.

*The fund pays a management fee consisting of a basic annual fee of 0.90% of the fund’s average daily net assets and a performance adjustment, resulting in a minimum fee of 0.80% and a maximum fee of 1.00%.

A discussion regarding the basis for the board of trustees’ approval of the funds’ investment advisory and subadvisory agreements is available in the funds’ semi-annual report to shareholders for the semi-annual period ended June 30, 2009.

OPERATING EXPENSE CAP AS A % OF AVERAGE DAILY NAV

CLASS I SHARES
BURNHAM FUND*	1.34%

BURNHAM FINANCIAL SERVICES FUND*	1.55%

BURNHAM FINANCIAL INDUSTRIES FUND**	1.45% to 1.65%

* For these funds, the expense cap applies with respect to certain of each fund’s “total annual operating expenses.”
** For this fund, the adviser has contractually agreed to limit certain of the fund’s “other expenses” to 0.65%.  Because the fund’s management fee may vary between 0.80% and 1.00% depending on the fund’s performance, the total net operating expenses of the fund will accordingly vary after giving effect to the expense limitation.

The Trust and the adviser have received an exemptive order from the Commission permitting the adviser, subject to the approval of the board of trustees, to select subadvisers to serve as portfolio managers of the funds or to materially modify an existing subadvisory contract without obtaining shareholder approval of a new or amended subadvisory contract.  Under the exemptive order, the adviser has ultimate responsibility to oversee and to recommend the hiring, termination and replacement of any subadviser.  The shareholders of the Burnham Financial Services Fund must initially grant such responsibility to the adviser.  In 2005, shareholders of the Burnham Fund granted such responsibility to the adviser.  No such shareholder approval is necessary with respect to the Burnham Financial Industries Fund.

CALCULATION OF NET ASSET VALUE

Each fund calculates its net asset value (the “NAV”) of each class as of the close of regular trading on the New York Stock Exchange (the “NYSE”) (generally 4:00 p.m. Eastern time) on each business day that the NYSE is open for regular trading. If the NYSE closes early, the time for calculating the NAV and the deadline for share transactions will be accelerated to the earlier closing time. Purchase and redemption orders received by the funds’ transfer agent before the regular close of the NYSE will be executed at the offering price calculated at that day’s closing.

The NAV per share of each class of a fund is the total value of its assets attributable to a class less its liabilities attributable to that class divided by the total number of outstanding fund shares of that class. Each fund values the securities in its portfolio on the basis of market quotations, official closing prices and valuations provided by independent pricing services.  Certain short-term securities are valued on the basis of amortized cost.  When market quotations, official closing prices or valuations provided by a pricing service are not readily available or determined by the adviser to be unreliable, a fund will use a security’s fair value pursuant to procedures approved by the board of trustees.  The use of fair value pricing by a fund may cause the NAV of its shares to differ from the NAV that would be calculated using only market prices.  Arbitrage opportunities may exist in certain circumstances, such as when trading in a portfolio security held by a fund is halted and does not resume before the fund calculates its NAV or when an event occurs after the closing of a foreign exchange that materially affects the value of a security held by a fund before the fund calculates its NAV.  These arbitrage opportunities may enable short-term traders to dilute the NAV of long-term investors.  Fair valuation of a fund’s portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing will prevent dilution of any fund’s NAV by short-term traders.  While the funds have policies regarding excessive trading, these too may not be effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts.  Foreign markets may be open on days when U.S. markets are closed and the value of foreign securities owned by a fund may change on days when shareholders cannot purchase or redeem shares.

SHORT-TERM REDEMPTION FEE

Each fund charges a 2.00% short-term redemption fee on proceeds from shares redeemed (either by selling or exchanging into another fund) within 30 days after purchase.  This fee will compensate the relevant fund for expenses directly related to the redemption of fund shares.  These expenses include brokerage costs, charges for credit lines and other redemption related costs. The short-term redemption fee is withheld from gross redemption proceeds and is paid to the fund. This fee is not a deferred sales charge and is not a sales commission.

The short-term redemption fee does not apply to transactions involving:

- Shares acquired through reinvestment of dividends and other distributions;
- Shares of a fund in an account that is closed by the fund because it fails to meet the fund’s minimum balance requirements and other similar non-discretionary transactions (e.g., in connection with fund mergers, acquisitions or liquidations); and
- Certain automated or pre-established exchange, asset allocation, systematic purchase exchange or redemptions, or dollar cost averaging programs.

Each fund reserves the right, in its sole discretion, to impose (or not to impose) the short-term redemption fee to shares held through certain omnibus accounts (e.g., brokers, retirement plans and variable insurance products). The fund will make this determination after considering, among other things, the fund’s costs of processing redemptions from these accounts and the ability of the omnibus account to systematically assess the redemption fee at the individual account level. You should consult with your retirement plan administrator or omnibus account representative to determine whether the redemption fee is applicable to your shares.

The funds will, upon written request, waive the redemption fee in the following circumstances (and may waive the redemption fee under other circumstances):

- Any shareholder’s death or disability;
- Minimum required distributions from retirement accounts;
- Return of excess contributions in retirement accounts; and
- Redemptions resulting in the settlement of an estate due to the death of the shareholder.

The funds will use the first-in, first-out method to determine your holding period. Under this method, the date of redemption or exchange will be compared with the earliest purchase date of shares held in your account. If your holding period is less than 30 days, the short-term redemption fee will be assessed on the NAV of those shares calculated at the time the redemption is effected.

IMPORTANT INFORMATION ABOUT OPENING A NEW ACCOUNT WITH THE BURNHAM FUNDS

In furtherance of the national effort to stop the funding of terrorism and to curtail money laundering, the USA PATRIOT Act and other Federal regulations require financial institutions, including mutual funds, to adopt certain policies and programs to prevent money laundering activities, including procedures to verify the identity of all investors opening new accounts.  Accordingly, when completing the funds’ New Account Application, you will be required to supply the funds with certain information for all persons owning or permitted to act on an account.  This information includes: name, date of birth, taxpayer identification number and street address.  Also, as required by law, the funds employ various procedures, such as comparing the information you provide against fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.  Until such verification is made, the funds may temporarily limit additional share purchases.  In addition, the funds may limit additional share purchases or close your account if they are unable to verify your identity.

The funds generally will not accept new account applications to establish an account with a non-U.S. address or for a non-resident alien.  Puerto Rico, Guam and U.S. military addresses are acceptable.

HOW TO BUY SHARES

	INITIAL PURCHASE	SUBSEQUENT PURCHASES
MINIMUM PURCHASE AMOUNT – CLASS I SHARES	$2 million	$50,000

You may buy Class I shares without paying a sales charge.  The Class I shares are available to all investors directly from the funds or through a financial intermediary, including but not limited to, financial advisors, retirement plans, broker-dealers and bank trust departments.  To meet the minimum investment of $2,000,000, investors may consider aggregating multiple accounts with common ownership and financial advisors may consider aggregating multiple client accounts within a fund.  Class I share accounts offered through a service organization may meet the $ 2,000,000 minimum investment amount by aggregating multiple accounts within a fund. Exceptions to the Class I share minimums may apply for qualified retirement plans and other account types with lower or no networking and/or omnibus fees charged to the fund.  The funds reserve the right to change the amount of minimums through service organizations from time to time or to waive them in whole or in part.

METHOD		PROCEDURE
MAIL	Open an account
Complete and sign the application form.
Send a check drawn on a U.S. bank for at least the minimum amount required. Make the check to “Burnham Investors Trust.” Send the check and application form to the address below.

Open an IRA
Shares of the funds are available for purchase through Individual Retirement Accounts (“IRAs”) and other retirement plans. An IRA application and further details about IRAs and other retirement plans are available from the distributor by calling 1-800-874-3863 or your investment professional.

	Subsequent purchase	Send in a check for the appropriate minimum amount (or more) with your account name and number. For your convenience, you may use the deposit slip attached to your quarterly account statements.

FEDERAL FUNDS WIRE	Subsequent purchase	This option is available to existing open accounts only. New accounts must complete an application form and forward payment to the address listed below.
	Wire address	PNC Bank ABA No: 031000053 FFC Account Number: 8606906049 Attn: [Name and Class of Fund Burnham Account Name Burnham Account Number]

AUTOMATIC INVESTMENT PROGRAM
You can make automatic monthly, quarterly or annual purchases (on the 5th or 15th day of each month) of $100 or more. To activate the automatic investment plan, complete an account application notifying the funds. Your investment may come from your bank account or from your balance in the Burnham U.S. Government Money Market Fund, which is not offered in this prospectus.
You may change the purchase amount or terminate the plan at any time by writing to the funds.

ELECTRONIC FUNDS TRANSFER		To purchase shares via electronic funds transfer, check this option on your account application form. Your bank must be a member of the ACH system.

AUTHORIZED BROKER/DEALER OR INVESTMENT PROFESSIONAL
Contact your broker/dealer or investment professional to set up a new account, purchase fund shares, and make subsequent investments.  Purchase orders that are received by your broker/dealer before 4:00 p.m. Eastern time on any business day and properly forwarded by the broker/dealer or investment professional to the transfer agent will receive that day’s NAV. Your broker/dealer or investment professional is responsible for properly forwarding completed orders to the fund transfer agent. Broker/dealers or investment professionals may charge their customers a processing or service fee in connection with the purchase of fund shares that are in addition to the sales and other charges disclosed in this prospectus. Shareholders should check with their broker/dealer or investment professional for specific information about any processing or service fees that they may be charged.

SEND REGULAR MAIL TO:	SEND OVERNIGHT MAIL TO:	CALL SHAREHOLDER SERVICE AGENT:
BURNHAM INVESTORS TRUST c/o PNC Global Investment Servicing P.O. BOX 9781 PROVIDENCE, RI 02940-9781	BURNHAM INVESTORS TRUST c/o PNC Global Investment Servicing 101 Sabin Street Pawtucket, RI 02860-1427	PNC Global Investment Servicing TOLL-FREE AT 1-800-462-2392

HOW TO EXCHANGE AND REDEEM SHARES

METHOD	PROCEDURE
BY MAIL
Send a letter of instruction, an endorsed stock  power or share certificates (if you hold certificate shares) to “Burnham Investors Trust” to the address below. Please be sure to specify:

- the fund
- account number
- the dollar value or number of shares you wish to sell

Include all necessary signatures and any additional documents as well as a medallion signature guarantee if  required.  (See “What is a Medallion Signature Guarantee?” below)

BY TELEPHONE
As long as the transaction does not require a written or medallion signature guarantee, you or your financial professional can sell shares by calling Burnham Investors Trust at 1-800-462-2392. Press 1 and follow the automated menu to speak to a customer service representative. A check will be mailed to you on the following business day.  The funds have procedures to verify that your telephone instructions are genuine.  These may include asking for identifying information and recording the call.  As long as the fund and its representatives take reasonable measures to verify the authenticity of the call, you will be held responsible for any losses cause by unauthorized telephone orders.

AUTHORIZED BROKER/DEALER OR INVESTMENT PROFESSIONAL
If you invest through an authorized broker/dealer or investment professional, they can sell or exchange shares for you. Broker/dealers or investment professionals may charge their customers a processing or service fee in connection with the redemption or exchange of fund shares that are in addition to the sales and other charges described in this prospectus. Shareholders should check with their broker/dealer or investment professional for specific information about any processing or service fees that they may be charged.

SYSTEMATIC WITHDRAWAL PLANS
If you have a share balance of at least $5,000, you may elect to have monthly, quarterly or annual payments of a specified amount ($50 minimum) sent to you or someone you designate. The funds do not charge for this service. See “Systematic Withdrawal Plan” information below.

BY FEDERAL FUNDS WIRE
Confirm with Burnham Investors Trust that a wire redemption privilege, including your bank designation, is in place on your account. Once this is established, you may request to sell shares of any fund of Burnham Investors Trust. Proceeds will be wired to your pre-designated bank account. See “Federal Funds Wire” information below.

BY EXCHANGE
Class I shareholders of a fund may exchange their shares for for Class I shares of the other funds and shares of Burnham U.S. Government Money Market Fund. Read the prospectusfor Burnham U.S. Government Money Market Fund before making an exchange. Burnham U.S. Government Money Market Fund does not charge Rule 12b-1 fees. Call Burnham Investors Trust at 1-800-462-2392. Press 1 and follow the automated menu to speak to a customer service representative to place your exchange.  As of the date of this Prospectus, only Class I shares of the Burnham Financial Industries Fund are offered, and exchanges are only available into Burnham U.S. Government Money Market Fund.

SEND REGULAR MAIL TO:	SEND OVERNIGHT MAIL TO:	CALL SHAREHOLDER SERVICE AGENT:
BURNHAM INVESTORS TRUST c/o PNC Global Investment Servicing P.O. BOX 9781 PROVIDENCE, RI 02940-9781	BURNHAM INVESTORS TRUST c/o PNC Global Investment Servicing 101 Sabin Street Pawtucket, RI 02860-1427	PNC Global Investment Servicing TOLL-FREE AT 1-800-462-2392

TRANSACTION POLICIES

PAYING FOR SHARES

All purchases must be made in U.S. dollars and checks must be drawn on U.S. banks. Please note that cash, credit cards, traveler’s checks, credit card checks, cashier’s checks, starter checks from newly established checking accounts or money orders will not be accepted. For fund purchases by check, if your check does not clear for any reason, your purchase will be canceled. If your purchase is canceled for any reason, you will be responsible for any losses or fees imposed by your bank and may be responsible for losses that may be incurred as a result of any decline in the value of the canceled purchase.

THIRD PARTY CHECKS

Third party checks will not be accepted.

FEDERAL FUNDS WIRES

A federal funds wire transaction must total at least $5,000. Your bank may also charge a fee to send or receive wires.

TELEPHONE TRANSACTIONS

The funds have procedures to verify that your telephone instructions are genuine. These may include asking for identifying information and recording the call. As long as the fund and its representatives take reasonable measures to verify the authenticity of calls, you will be held responsible for any losses caused by unauthorized telephone orders.

REGULAR INVESTING AND DOLLAR-COST AVERAGING

Dollar-cost averaging is the practice of making regular investments over time. When share prices are high, your investment buys fewer shares. When the share price is low, your investment buys more shares. This generally lowers the average price per share that you pay over time.

Dollar-cost averaging cannot guarantee you a profit or prevent losses in a declining market.

OTHER POLICIES

Under certain circumstances, the funds reserve the right to:

- Suspend the offering of shares

- Reject any exchange or investment order

- Change, suspend or revoke exchange privileges

- Suspend the telephone order privilege without advance notice to shareholders

- Satisfy a redemption order by paying redemption proceeds with portfolio securities or non-cash assets for certain large orders

- Suspend or postpone your right to sell fund shares on days when trading on the NYSE is restricted, or as otherwise permitted by the Commission

- Change the investment minimums or other requirements for buying or selling shares, or waive minimums and requirements for certain investors

REDEEMING SHARES

You may redeem your shares in the funds on any business day.  The proceeds are generally sent out within three business days after your order is executed. Sale proceeds may be delayed beyond the normal three business days:

- In unusual circumstances where the law allows additional time if needed
- If a check you wrote to buy shares has not cleared by the time you sell the shares

If you think you will need to redeem shares soon after buying them, you can avoid the check clearing time (which may be up to 15 days) by investing by wire or certified check.

EXCHANGE PRIVILEGE

Exchanges of shares have the same tax consequences as redemptions. You may exchange shares freely between funds within the same share class and for shares of Burnham U.S. Government Money Market Fund, which are not available through this prospectus, without paying additional sales charges. As of the date of this prospectus, only Class I shares of Burnham Financial Industries Fund are offered, and exchanges are only available into the Burnham U.S. Government Money Market Fund. Special tax rules may apply.  See the “Taxes” section of the funds’ Statement of Additional Information.  Each fund reserves the right to modify this policy in the future. Exchanges must meet the minimum initial investment requirements of the applicable fund.

THE FUNDS MAY RESTRICT OR CANCEL THE EXCHANGE PRIVILEGE OF ANY PERSON THAT, IN THE OPINION OF THE FUNDS, IS USING MARKET TIMING STRATEGIES.

EXCESSIVE TRADING POLICY

Purchases and exchanges should be made for investment purposes only. Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase fund expenses, including brokerage and administrative costs, and may also dilute the value of the holdings of other shareholders of the fund.  The board of trustees has adopted policies and procedures designed to discourage short-term trading of fund shares.  The funds are not intended for market timing or excessive trading and the funds do not accommodate short-term trading. The funds or their agents reserve the right to restrict, reject or cancel (with respect to cancellation, on the next business day after the receipt of the order), without any prior notice, any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the funds. This policy applies to transactions accepted by any investor’s financial intermediary.  In the event that an exchange request is rejected or cancelled, neither the redemption nor the purchase side of the exchange will be processed.  The funds reserve the right to delay for one business day the processing of exchange requests in the event that, in the funds’ or their agents’ judgment, such delay would be in the funds’ best interest, in which case both the redemption and the purchase side of the exchange will receive the funds’ net asset values at the conclusion of the delay period.  Specifically, to deter market timing and excessive trading, the funds or their agents undertake to temporarily or permanently restrict, reject or cancel, without any prior notice, purchase and exchange orders of any investor who makes more than two exchanges (each exceeding $10,000 in value) out of a fund within 30 days of each other.

Two types of transactions are exempt from this policy: (1) trades solely in the Burnham U.S. Government Money Market Fund (exchanges between the Burnham U.S. Government Money Market Fund and any other fund are not exempt); and (2) certain automated or pre-established exchange, asset allocation, systematic purchase, exchange or redemption, or dollar cost average programs. This policy may be modified for accounts held by certain retirement plans to conform to plan exchange limits or Department of Labor regulations. These exchange limits are subject to the funds’ ability to monitor exchange activity, as discussed under “Limitations on the Ability to Detect and Curtail Excessive Trading Practices” below. In applying this policy, the funds consider the information available to them at the time and may consider trading done in multiple accounts known to be under common ownership, control or influence.

Limitations on the Ability to Detect and Curtail Excessive Trading Practices.  Shareholders seeking to engage in excessive trading practices may deploy a variety of strategies to avoid detection and, despite the best efforts of the funds to prevent excessive trading, there is no guarantee that the funds or their agents will be able to identify such shareholders or curtail their trading practices. The funds receive purchase, exchange and redemption orders through financial intermediaries and cannot always know or reasonably detect excessive trading that may be facilitated by these intermediaries or by the use of omnibus account arrangements offered by these intermediaries to investors. Omnibus account arrangements are common forms of holding shares of a fund, particularly among  financial intermediaries such as brokers, retirement plans and variable insurance products. These arrangements often permit financial intermediaries to aggregate their clients’ share ownership positions and to purchase, redeem and exchange fund shares where the identity of the particular shareholder(s) is not known to a fund.

SYSTEMATIC WITHDRAWAL PLAN

A systematic withdrawal plan (“SWP”) is available for shareholders who maintain an account balance of at least $5,000 and who want to receive a specific amount of cash in amounts not less than $50 either monthly, quarterly, or annually. You may subscribe to this service by contacting your account executive, or by contacting the shareholder service agent at 1-800-462-2392.

The funds’ transfer agent will redeem a sufficient number of your shares, held in book-entry form, at the NAV at the close of business of the NYSE on or about the 20th day of each payment month. A check will be mailed to you no later than three business days following the date on which the shares are redeemed.  SWPs are taxable transactions that have the same tax consequences as other redemptions.

HOUSEHOLD DELIVERY OF FUND DOCUMENTS

With your consent, the Trust may send a single prospectus and shareholder report to your residence for you and any other member of your household who has an account with the funds. If you want to revoke your consent to this practice, you may do so by notifying the Trust, by phone or in writing. See “How to Contact Us” below. The Trust will begin mailing separate prospectuses and shareholder reports to you within 30 days after receiving your notice.

WHAT IS A MEDALLION SIGNATURE GUARANTEE?

A medallion signature guarantee verifies that your signature is authentic. Most banks and financial institutions can provide you with a medallion signature guarantee, provided that the financial institution participates in the Medallion Program. Some financial institutions charge a fee, but it is usually waived if you are a customer of the financial institution. The three recognized medallion programs are Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and New York Stock Exchange, Inc. Medallion Signature Program (NYSE MSP).

A notary public cannot provide a medallion signature guarantee.

You will need a medallion signature guarantee on a written request to sell shares in certain cases, including:

- When selling more than $50,000 worth of shares

- When you want your check to be payable to someone other than the owner of record, or sent somewhere other than the address of record

- When you want the proceeds sent by wire or electronic transfer to a bank account you have not designated in advance

- When you would like a check mailed to an address that has been changed within 30 days of your redemption request

TAX CONSIDERATIONS AND DISTRIBUTIONS

Each fund pays dividends and distributions, as described in the table below.

Unless you notify the fund otherwise, your income and capital gains distributions from a fund will be reinvested in that fund. However, if you prefer you may:

- Receive all distributions in cash or

- Reinvest capital gains distributions, but receive your income distributions in cash

You may indicate your distribution choice on your application form upon purchase. For shareholders that are subject to tax, you will be taxable on the amount of the distribution whether you reinvest the distribution or receive it as cash.

If you invest in a a fund through a tax-deferred account, such as an IRA, you will not be subject to tax or dividends and distributions from the fund or the sale of the fund shares, if those amounts remain in the tax-deferred account.

TYPE OF DISTRIBUTION	DECLARED & PAID	FEDERAL TAX STATUS
DIVIDENDS FROM NET INVESTMENT INCOME

Burnham Fund	annually	ordinary income or qualified dividend income
Burnham Financial Services Fund	annually	ordinary income or qualified dividend income
Burnham Financial Industries Fund	annually	ordinary income or qualified dividend income

SHORT-TERM CAPITAL GAINS
Burnham Fund	annually	ordinary income
Burnham Financial Services Fund	annually	ordinary income
Burnham Financial Industries Fund	annually	ordinary income

LONG-TERM CAPITAL GAINS
Burnham Fund	annually	long-term capital gain
Burnham Financial Services Fund	annually	long-term capital gain
Burnham Financial Industries Fund	annually	long-term capital gain

Dividends from net investment income of all funds are taxable either as ordinary income or, if so designated by a fund and certain other conditions, including holding period requirements, are met by the fund and the shareholder, as “qualified dividend income” taxable to individual shareholders at a maximum 15% U.S. federal income tax rate.

Distributions from the Burnham Fund, the Burnham Financial Services Fund and the Burnham Financial Industries Fund are expected to be primarily from capital gains.  Each fund may also pay dividends and distributions at other times if necessary for a fund to avoid U.S. federal income or excise tax. Distributions generally are taxable in the year you receive them. In some cases, distributions you receive in January are taxable as if they were paid during the previous year.

The funds issue Form 1099 tax information statements recording all distributions and redemptions for the preceding year. These forms are mailed to shareholders and to the Internal Revenue Service (the “IRS”) each year. Any shareholder who does not supply a valid taxpayer identification number to the funds may be subject to federal backup withholding.

It is a taxable event whenever you redeem or exchange shares. Generally, you will recognize a capital gain or capital loss in an amount equal to the difference between the net amount of the redemption proceeds (or in the case of an exchange, the fair market value of the shares) that you receive and your tax basis for the shares you redeem or exchange.

You should consult your tax adviser about your own particular tax situation.

BUYING SHARES BEFORE A DISTRIBUTION

The money a fund earns, either as income or as capital gains, is reflected in its share price until the fund makes a distribution. At that time, the amount of the distribution is deducted from the share price and is either reinvested in additional shares or paid to shareholders in cash.

If you buy fund shares just before a distribution, you will get some of your investment back in the form of a taxable distribution. You can avoid this by waiting to invest until after the fund makes its distribution.

Investments in tax-deferred accounts are not affected by the timing of distribution payments because generally there are no tax consequences on distributions to these accounts.

BACKUP WITHHOLDING

When you fill out your application form, be sure to provide your social security number or taxpayer ID number. Otherwise, the IRS will require each fund to backup withhold at a rate of 28% on all dividends, distributions, sales proceeds and any other payments to you from the fund. In certain circumstances, the IRS may also require a fund to backup withhold even when an appropriate number has been provided by a shareholder.

RETIREMENT PLANS

The funds offer a number of tax-deferred plans for retirement savings:

TRADITIONAL IRAS allow money to grow tax-deferred until you take it out. Contributions may be deductible for some investors.

ROTH IRAS also offer tax-free growth. Contributions are taxable, but withdrawals are tax-free for investors who meet certain requirements.

SEP-IRA and other types of plans are also available. Consult your tax professional to determine which type of plan may be beneficial to you.

COVERDELL EDUCATION SAVINGS ACCOUNTS (EDUCATION IRAS). Contributions are taxable, but withdrawals for eligible education expenses are tax-free for investors who meet certain requirements.

FINANCIAL HIGHLIGHTS

These financial highlights tables are intended to help you understand each fund’s financial performance for Class A shares over the past five years or for the life of the fund reporting period. Certain information reflects financial results for a single Class A share. The total returns in each table represent the rate that an investor would have earned (or lost) on an investment in Class A shares of that fund, assuming reinvestment of all dividends and distributions. This information is for the period ended June 30, 2009 and has not been audited by PricewaterhouseCoopers LLP.  The funds’ financial statements for the period ended June 30, 2009, are included in the semi-annual report, which is available upon request.

The Financial Highlights information presented is for Class A shares, which are not offered in this prospectus. Financial Highlights information for Class I will be available after it has completed its first semi-annual period.  Financial performance for the Class I shares would differ from the financial performance for the Class A shares because the classes have different expenses.

Financial Highlights		For a share outstanding throughout each period.

		Income from investment operations			Less distributions
	Net asset value, beginning of period	Net investment income (loss)b	Net realized and unrealized gain (loss) on securities and options	Total from investment operations	Dividends from net investment income	Distributions from return of capital	Distributions from capital gains (from securities and options transactions)	Total Distributions	Redemption feesb,c
Burnham Fund
CLASS A SHARES
6/30/2009 (unaudited)	$17.95	$0.05	$1.18	$1.23	$—	$—	$—	$—	$0.00
12/31/2008	29.84	0.06	(11.50)	(11.44)	(0.18)	—	(0.27)	(0.45)	0.00
12/31/2007	26.89	0.08	4.03	4.11	(0.05)	—	(1.11)	(1.16)	0.00
12/31/2006	26.97	0.18	2.02	2.20	(0.15)	—	(2.13)	(2.28)	0.00
12/31/2005	26.60	0.11	1.38	1.49	(0.09)	—	(1.03)	(1.12)	0.00
12/31/2004	26.94	0.09	1.80	1.89	(0.20)	—	(2.03)	(2.23)	0.00

Burnham Financial Services Fund
CLASS A SHARES
6/30/2009 (unaudited)	$14.39	$0.15	$0.64	$0.79	$—	$—	$—	$—	$0.00
12/31/2008	17.70	0.43	(3.07)	(2.64)	(0.47)	(0.06)	(0.14)	(0.67)	0.00
12/31/2007	22.56	0.12	(3.30)	(3.18)	(0.08)	—	(1.60)	(1.68)	0.00
12/31/2006	21.15	0.17	3.42	3.59	(0.17)	—	(2.01)	(2.18)	0.00
12/31/2005	22.51	0.25	(0.18)	0.07	(0.22)	—	(1.21)	(1.43)	0.00
12/31/2004	24.44	0.09	3.11	3.20	(0.11)	—	(5.02)	(5.13)	0.00

Financial Highlights

			Ratios to average net assets %
Net asset value, end of period	Total return %	Net assets, end of period (in $000’s)	Ratio of total expenses after reimb./ recovery5	Ratio of total expenses before reimb./ recovery5	Ratio of net investment income (loss)	Portfolio Turnover Rate %

$19.18	6.73a	$59,101	1.46d	1.59d	0.59d	32.9
17.95	(38.30)	57,740	1.39	1.44	0.23	45.3
29.84	15.31	103,876	1.39	1.38	0.28	61.5
26.89	8.11	99,031	1.39	1.41	0.65	79.0
26.97	5.55	110,562	1.39	1.39	0.43	76.3
26.60	7.01	119,132	1.39	1.39	0.35	59.4

$15.18	5.42a	$40,057	1.68d	1.96d	2.29d	109.9
14.39	(14.78)	38,099	1.60	1.85	2.65	190.2
17.70	(13.96)	58,878	1.60	1.64	0.58	137.8
22.56	17.02	127,139	1.57	1.57	0.74	125.9
21.15	0.37	121,889	1.59	1.59	1.17	129.9
22.51	13.13	188,743	1.60	1.60	0.38	125.0

Financial Highlights		For a share outstanding throughout each period.
		Income from investment operations			Less distributions
	Net asset value, beginning of period	Net investment income (loss)b	Net realized and unrealized gain (loss) on securities and options	Total from investment operations	Dividends from net investment income	Distributions from return of capital	Distributions from capital gains (from securities and options transactions)	Total Distributions	Redemption feesb,c
Burnham Financial Industries Fund
CLASS A SHARES
6/30/2009 (unaudited)	$9.00	$0.02	$1.14	$1.16	$—	$—	$—	$—	$0.00
12/31/2008	10.32	0.25	(1.00)	(0.75)	(0.16)	—	(0.41)	(0.57)	0.00
12/31/2007	12.41	0.16	(0.31)	(0.15)	(0.19)	—	(1.75)	(1.94)	0.00
12/31/2006	11.52	0.10	1.84	1.93	(0.11)	—	(0.93)	(1.04)	0.00
12/31/2005	11.33	0.13	0.82	0.95	(0.10)	—	(0.66)	(0.76)	0.00
12/31/2004e	10.00	(0.00)c	1.39	1.39	$—	—	(0.06)	(0.06)	0.00

Financial Highlights
				Ratios to average net assets %
	Net asset value, end of period	Total return %	Net assets, end of period (in $000’s)	Ratio of total expenses after reimb./ recovery5	Ratio of total expenses before reimb./ recovery5	Ratio of total expenses after reimb./ recovery and without dividend and interest expense on short sales5	Ratio of total expenses before reimb./ recovery and without dividend and interest expense on short sales5	Ratio of net investment income (loss)	Ratio of net investment income (loss) without dividend and interest expense on short sales5	Portfolio Turnover Rate %

	$10.16	12.89a	$86,621	2.76d	2.89d	1.85d	1.98d	0.54d	1.45d	133.6
	9.00	(6.99)	71,926	2.24	2.45	1.82	2.03	2.61	3.04	278.7
	10.32	(1.04)	22,482	2.31	2.63	1.85	2.17	1.25	1.71	236.1
	12.41	16.74	32,822	2.19	2.48	1.81	2.10	0.77	1.15	210.9
	11.52	8.38	28,781	1.79	2.01	1.79	2.01	1.15	1.15	271.1
	11.33	13.87a	20,445	1.75d	2.77d	1.75d	2.77d	(0.03)d	(0.03)d	108.0

a
Total return is not annualized for periods less than one year, assumes dividend reinvestment and does not reflect the effect of sales charges. Total return would have been lower in the absence of the expense waiver.

b	Per share values have been calculated using the average shares method.
c	Less than $0.01 per share.
d	Annualized.
e	Commenced operations on April 30, 2004.
(1)
Under the Agreement, the Adviser contractually limits the Burnham Financial Industries Fund's total annual operating expenses by limiting "other expenses" to 0.65%. The expense limitations will terminate on April 30, 2010 and may be continued from year to year thereafter, if agreed by all parties to the Agreement. Pursuant to the Agreement, any waivers and reimbursements made by the Adviser to a Fund are subject to recoupment by the Adviser within the following three years provided the Fund is able to effect repayment and remain in compliance with applicable expense limitations. Extraordinary expenses (e.g., proxy expenses) and other non-operating expenses (e.g., dividend expenses for securities sold short and acquired fund fees) as defined in the agreement, are not applicable to the funds' expense caps. For the period ended June 30, 2009, the dividend and interest expense was $347,516 for the Burnham Financial Industries Fund. For the period ended June 30, 2009, there were no extraordinary Expenses allocated to the Funds.

The following notice does not constitute part of and is not incorporated into the prospectus for the Trust.

BURNHAM INVESTORS TRUST
Privacy Policy

Burnham Investors Trust honors your relationship with us, and we respect the confidentiality and security of your private personal and financial information. Our Privacy Policy is in place to protect your information while serving your investment needs.

We ask for personal information about you when you open an account with our mutual funds. This information may include your name, address, social security number, account statements, and information from third parties such as other banks or brokerage firms. We use this information to evaluate and serve your financial needs, to fulfill your investment requests and complete your transactions.

Burnham Investors Trust, along with its investment adviser, Burnham Asset Management Corp. and its principal distributor, Burnham Securities Inc., use affiliates in order to provide you with a full range of services, and we may share aspects of your personal information in the course of conducting your business. We will not sell, market or otherwise disclose any information about you or your account to any third party or individual.

In order to service your account, we may need to work with unaffiliated parties for services such as account maintenance or administration. We maintain strict guidelines reflecting their business standards and their privacy policies. We also restrict access to your nonpublic, personal information to those employees, agents and parties who need to know the information in order to process your transactions or supervise your account. If you ask us to provide information to one of your agents, for example your accountant or attorney, we will honor that request. Our industry is regulated, and at times we are obliged to disclose information during routine audits by U.S. Government regulators or other U.S. official regulatory agencies. The purpose of these audits is to review our firm’s compliance with the rules and regulations of our industry, to detect fraud or unauthorized transactions, or to comply with a court order.

We also maintain safeguards that comply with federal and technological standards to safeguard your data. We regularly evaluate and update our systems to ensure the highest levels of security.

If you have any questions, please do not hesitate to contact us at 1-800-462-2392.

For purposes of our Privacy Policy, we refer to our customers as “you” and to Burnham Investors Trust mutual funds as “we” or “us.” Our Privacy Policy also applies to our former customers.

WHERE TO GET MORE INFORMATION

ANNUAL AND SEMI-ANNUAL REPORTS

These reports to shareholders contain additional information about the funds’ investments.  In the funds’ annual report you will find a discussion of the market conditions and investment strategies that significantly affected the funds’ performance during the last fiscal year, detailed performance data, a complete inventory of the funds’ securities and a report from the funds’ independent registered public accounting firm.

STATEMENT OF ADDITIONAL INFORMATION (SAI)
The SAI contains more detailed disclosure on features and policies of the funds. A current SAI has been filed with the Commission and is incorporated by reference into this document (that is, it is legally a part of this prospectus). Information about the funds (including the SAI) can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C.

Information on the operation of the Commission’s Public Reference Room may be obtained by calling the Commission at 1-202- 551 -8090. Reports and other information about the funds are available on the EDGAR Database on the Commission’s Internet site at www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, D.C. 20549-0102.

HOW TO CONTACT US

You can obtain these documents free of charge on the funds’ website at www.burnhamfunds.com, or by contacting your dealer or:

DISTRIBUTOR:
Burnham Securities Inc.
1325 Avenue of the Americas, 26th Floor
New York, NY 10019

phone: 1-800-874-FUND (3863)
internet: www.burnhamfunds.com
 email: contact@burnhamfunds.com

SEC file number: 811-994